Exhibit (h)(12)

FEE AND EXPENSE LIMITATION AGREEMENT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

February 14, 2011

Pacific Investment Management Company LLC

840 Newport Center Drive

Newport Beach, California 92660

PIMCO Investments LLC

1345 Avenue of the Americas

New York, NY 10105

Dear Sirs:

This Agreement dated February 14, 2011, replaces the Fee and Expense Limitation Agreement between PIMCO Funds (the “Trust”), Pacific Investment Management Company LLC (“PIMCO”), Allianz Global Investors Distributors LLC and Allianz Global Investors Fund Management LLC dated March 5, 2009, which was terminated effective February 14, 2011 (the “2009 Agreement”). This will confirm the agreement between the Trust, PIMCO and PIMCO Investments LLC (“PI”) as follows:

1. The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Class of each series and to each Class of additional series established in the future that are set forth on Schedule A, as amended from time to time (each an “Expense Limited Money Market Fund”).

2. Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009 (the “Investment Advisory Contract”) between the Trust and PIMCO, which amends and restates the Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003, between the same parties, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, each Expense Limited Money Market Fund pays to PIMCO a monthly advisory fee at an annual rate set forth in Exhibit A to the Investment Advisory Contract (the “Advisory Fee”).

3. Pursuant to the Amended and Restated Supervision and Administration Agreement dated November 9, 2010 (the “Supervision and Administration Agreement”) between the Trust and PIMCO, the Trust has retained PIMCO to provide supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Supervision and Administration Agreement, each Expense Limited Money Market Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares of each Expense Limited Money Market Fund set forth in the Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”). The Supervision and Administration

Agreement divides the Supervisory and Administrative Fee into two components: (i) core expenses (the “Core Expenses”) and (ii) other expenses (the “Other Expenses”). For purposes of this Agreement, the Supervisory and Administrative Fee shall not include the portion of the Supervisory and Administrative Fee that relates to payments made in connection with the distribution of Class D shares of an Expense Limited Money Market Fund.

4. Pursuant to plans listed in Schedule B to this Agreement (each a “Distribution and/or Service Plan”) and the provisions of the Supervision and Administration Agreement relating to Special Class D Services, as defined in the Supervision and Administration Agreement (“Special Class D Services”), an Expense Limited Money Market Fund may pay to PI or PIMCO a distribution and/or servicing fee at annual rates of average daily net assets as provided in each Distribution and/or Service Plan or the Supervision and Administration Agreement (“Distribution and/or Service Fees”).

5. Pursuant to the Amended and Restated Expense Limitation Agreement dated February 23, 2009 (the “Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Supervisory and Administrative Fee of any Class of shares of an Expense Limited Money Market Fund or reimburse an Expense Limited Money Market Fund if the payment or accrual of organizational expenses attributable to the Expense Limited Money Market Fund or payment of the Expense Limited Money Market Fund’s pro rata share of the Trust’s Trustees’ fees exceeds 0.0049% of the applicable Expense Limited Money Market Fund’s average net assets.

6. Prior to July 1, 2011, to maintain certain net yields for an Expense Limited Money Market Fund, PIMCO or PI may temporarily and voluntarily waive, reduce or reimburse all or any portion of: (i) first, any Distribution and/or Service Fees applicable to a Class of the Expense Limited Money Market Fund; (ii) second, to the extent necessary, the Other Expenses portion of the Class of the Expense Limited Money Market Fund’s Supervisory and Administrative Fee; (iii) third, to the extent necessary, the Core Expenses portion of the Expense Limited Money Market Fund’s Supervisory and Administrative Fee, in an equal amount for all Classes of the Expense Limited Money Market Fund; and (iv) fourth, to the extent necessary, the Advisory Fee, in an equal amount for all Classes of the Expense Limited Money Market Fund, in an amount and for a period of time as determined by PIMCO or PI. PIMCO or PI will notify the Trust at the above address of any waiver, reduction or reimbursement, including any subsequent change or elimination of any waiver, reduction or reimbursement, of any portion of the Distribution and/or Service Fees, Supervisory and Administrative Fee or Advisory Fee of an Expense Limited Money Market Fund made pursuant to this Agreement.

7. Beginning on July 1, 2011, to maintain certain net yields for an Expense Limited Money Market Fund, PIMCO or PI may temporarily and voluntarily waive, reduce or reimburse all or any portion of: (i) first, the Other Expenses portion of the Class of the Expense Limited Money Market Fund’s Supervisory and Administrative Fee; (ii) second, to the extent necessary, any Distribution and/or Service Fees applicable to a Class of the Expense Limited Money Market Fund; (iii) third, to the extent necessary, the Core Expenses portion of the Expense Limited Money Market Fund’s Supervisory and Administrative Fee, in an equal amount for all Classes of the Expense Limited Money Market Fund; and (iv) fourth, to the extent necessary, the Advisory Fee, in an equal amount for all Classes of the Expense Limited Money Market Fund, in an

amount and for a period of time as determined by PIMCO or PI. PIMCO or PI will notify the Trust at the above address of any waiver, reduction or reimbursement, including any subsequent change or elimination of any waiver, reduction or reimbursement, of any portion of the Distribution and/or Service Fees, Supervisory and Administrative Fee or Advisory Fee of an Expense Limited Money Market Fund made pursuant to this Agreement.

8. In any month in which the Investment Advisory Contract or Supervision and Administration Agreement is in effect, PIMCO shall be entitled to reimbursement by an Expense Limited Money Market Fund of any portion of the Supervisory and Administrative Fee or Advisory Fee waived, reduced or reimbursed pursuant to this Agreement (the “Reimbursement Amount”) during the previous 36 months, provided that such amount paid to PIMCO will not: 1) together with any recoupment of organizational expenses and pro rata trustee fees pursuant to the Expense Limitation Agreement, exceed 0.0049% of the Class of the applicable Expense Limited Money Market Fund’s average net assets; 2) exceed the total Reimbursement Amount; 3) include any amounts previously reimbursed to PIMCO; or 4) cause any Class of the Expense Limited Money Market Fund to maintain a net negative yield (collectively, the “Expense Limit”). Any Reimbursement Amount attributable to fees waived, reduced or reimbursed pursuant to this Agreement prior to July 1, 2011 or pursuant to the 2009 Agreement, will be reimbursed in the same order that fees were waived under Paragraph 6 above. Any Reimbursement Amount attributable to fees waived, reduced or reimbursed pursuant to Paragraph 7 above will be reimbursed in the same order that fees were waived under Paragraph 7 above. The Reimbursement Amount will be calculated on the last business day of each calendar quarter. In determining the Reimbursement Amount, PIMCO will calculate the total amount waived over the quarter and then determine whether over the 36 month period ending on such calculation date, PIMCO is entitled to reimbursement under this Paragraph 8. PI will not be entitled to any reimbursement for Distribution and/or Service Fees waived, reduced or reimbursed pursuant to this Agreement.

9. Nothing in this Agreement shall affect the right of PIMCO to continue to be reimbursed pursuant to paragraph 8 above for any fees waived or expenses reimbursed by PIMCO pursuant to Paragraph 7 of the 2009 Agreement during the previous 36 months to the extent that the amount reimbursed for such month does not exceed the Expense Limit.

10. Pursuant to a Shareholder Servicing Agreement dated February 14, 2011, between PIMCO and PI (the “Shareholder Servicing Agreement”), PIMCO has agreed to pay the Supervisory and Administrative Fees it receives with respect to the Special Class D Services to PI for services provided to shareholders by PI. PI agrees that an amount equal to any Supervisory and Administrative Fees waived or reimbursed by PIMCO under this Agreement with respect to Special Class D Services that would be payable to PI pursuant to the Shareholder Servicing Agreement shall also be waived by PI.

11. This Agreement shall become effective on February 14, 2011, shall have an initial term through July 31, 2012, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at the above address of the termination of the Agreement, which notice shall be received by the Trust at least 30 days prior to the end of the then current term. In addition this Agreement shall terminate upon termination of the Investment Advisory

Contract or Supervision and Administration Agreement, each with respect to an Expense Limited Money Market Fund, or it may be terminated by the Trust, without payment of any penalty, upon 90 days’ prior written notice to PIMCO and PI at their principal places of business.

12. Nothing herein contained shall be deemed to require the Trust or an Expense Limited Money Market Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or an Expense Limited Money Market Fund.

13. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, Supervisory and Administrative Fee, any Distribution and/or Service Fee, the computations of net asset values and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract, Supervision and Administration Agreement, a Distribution and/or Service Plan or the 1940 Act, shall have the same meaning as and be resolved by reference to such Investment Advisory Contract, Supervision and Administration Agreement, Distribution and/or Service Plan or the 1940 Act.

14. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

15. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to an Expense Limited Money Market Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to an Expense Limited Money Market Fund, as provided in the Trust’s Declaration of Trust as amended and restated March 31, 2000, and as amended from time to time.

16. This Agreement constitutes the entire agreement between the Trust on behalf of the Expense Limited Money Market Funds, PIMCO and PI with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of the Trust, PIMCO and PI.

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If the foregoing correctly sets forth the agreement between the Trust, PIMCO and PI, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO Funds

By:	/s/ Henrik P. Larsen
Name:	Henrik P. Larsen
Title:	Vice President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Brent R. Harris
Name:	Brent R. Harris
Title:	Managing Director

PIMCO INVESTMENTS LLC

By:	/s/ Gregory A. Bishop
Name:	Gregory A. Bishop
Title:	Head of Business Management

Schedule A

PIMCO Government Money Market Fund

PIMCO Money Market Fund

PIMCO Treasury Money Market Fund

Schedule B

Distribution and Servicing Plan for Class A Shares

Distribution and Servicing Plan for Class B Shares

Distribution and Servicing Plan for Class C Shares

Amended and Restated Distribution Plan for Administrative Class Shares

Amended and Restated Administrative Services Plan for Administrative Class Shares